FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number

     Forbes Medi-Tech Inc.
(Translation of registrant's name into English)

Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORBES MEDI-TECH INC.
“Charles A. Butt”

Date: December 4, 2007	Charles A. Butt
President & CEO

For Immediate Release	December 04, 2007

     Forbes Medi-Tech Continues Reducol™ Expansion in France with Auchan ~Leading French Retailer Launches Fruit Yogurts and Yogurt Drinks Containing Reducol™~

Vancouver, Canada Forbes Medi-Tech Inc. (TSX:FMI and NASDAQ:FMTI) today announced that Auchan of France has launched a range of fruit yogurts and yogurt drink products featuring Forbes Medi-Tech’s cholesterol-lowering ingredient, Reducol™. The Auchan dairy products will be marketed under the ‘Auchan’ private label brand.

“With over 121 Hypermarkets and 116 Auchan Stores, this adds a substantial partner to our retailer base and broadens the Reducol™ brandname in France,” said Jeff Motley, Vice President, Marketing & Sales of Forbes Medi-Tech Inc.

About Reducol
Reducol™ is a unique ingredient containing plant sterols and stanols, commonly known as phytosterols, or “Sterols”. The combination of a prudent diet and consumption of products containing the recommended amount of Reducol™ may help consumers lower their cholesterol by up to 24%. Additional information on Reducol™ can be found at www.reducol.com

About Auchan
Auchan has become one of the most important distribution groups in the world. Since opening its first store in Roubaix in 1961, Auchan has shown consistent development: it is now established in 11 countries and has some 155,000 employees throughout the world. Auchan develops two retail formats: hypermarkets (354 in the world) and supermarkets (645). It is also supported by real estate activity (shopping center management), with Immochan, and banking (payment cards, financial and non-financial services, electronic banking) with Banque Accord. Auchan's company mission is to improve the purchasing power and the quality of life of the greatest number of its customers every day.

About Forbes Medi-Tech Inc.
Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of life-threatening disease. Our strategy and vision is to develop and market a portfolio of products for the benefit of all consumers, from the healthy person desiring consumer lifestyle products that can help reduce the risk of future disease, to medical patients needing therapeutic prescription products for the treatment of an established ailment. Additional information on Forbes Medi-Tech can be found at www.forbesmedi.com

# # #

For more information, please contact:
Darren Seed
Director, Investor Relations
Telephone: (604) 681-8976
E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. Forbes Medi-Tech (“Forbes” or the “Company”) has relied solely on Auchan for the information about Auchan provided in this News Release and the Company disclaims any liability with respect to such information. This News Release contains forward-looking statements and information regarding Reducol™ and Forbes’ strategy and vision, which statements can be identified by the use of forward-looking terminology such as “will”, “strategy” and “vision”. The Company’s actual results could differ materially from those anticipated in these forward-looking statements and information as a result of numerous factors, including the Company’s need for funding in the near term, the availability and sufficiency of which is not assured; uncertainty whether the Company will realize is strategies and vision; intellectual property risks; manufacturing risks; product liability and insurance risks; the need for performance by Auchan and its customers; the effect of competition; changes in business strategy or development plans;and other risks and uncertainties, as contained in news releases and filings with Securities Regulatory Authorities in Canada and the U.S. at www.sedar.com and at www.sec.gov , any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Forward-looking statements and information are based on the assumptions, beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update any statement should those assumptions, beliefs, opinions or expectations, or other circumstances change.